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                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Montgomery Ward Holding Corp:


      Re: Form 10-K Report for the year ended December 28, 1996




This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice. As of December 28, 1996, the Company changed from the last-in, first-out ("LIFO") method of accounting for inventories to the first-in, first-out ("FIFO") method. According to the management of the Company, this change was made to better measure the current value of such inventories and provides for a more appropriate matching of current costs and current revenues consistent with the Company's merchandising strategy.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.




                                                      ARTHUR ANDERSEN LLP


Chicago, Illinois
March 27, 1997